PUT OPTION AGREEMENT

This Put Option Agreement (the "Agreement") is made and entered into as of May 13th, 2023 by and between POS Systems, Inc., a Nevada corporation (the "Buyer") and Steve Brown (the "Seller").

Grant of Option. The Seller hereby grants to the Buyer the option to sell Two Million Shares of the restricted Common Stock of Buyer issued as Certificate Number 100 (the “Underlying Asset") to the Seller at a strike price of Fifty Cents ($0.50) per share (the "Strike Price") at any time after [October 13th 2024] and before [November 2025] (the "Expiration Date").

Exercise of Option. The Buyer may exercise the option by providing written notice to the Seller of its intention to sell the Underlying Asset at the Strike Price. The Seller shall have ten (10) days to purchase the Underlying Asset from the Buyer at the Strike Price.

Closing. The closing of the sale of the Underlying Asset shall occur on the date specified by the Buyer in its notice of exercise of the option, which shall be no later than the Expiration Date.

Representations and Warranties. Each party represents and warrants to the other that: (i) it has full power and authority to enter into this Agreement and to perform its obligations hereunder; (ii) the execution and delivery of this Agreement and the performance of its obligations hereunder do not violate any law or regulation or any agreement to which it is a party; and (iii) this Agreement constitutes a legal, valid, and binding obligation of each party.

Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Buyer: POS Systems Inc	Seller:

By:

Fred Langley, CEO	Stephen Brown